July 17, 2025

James A. McNulty
Interim Chief Financial Officer
Inhibitor Therapeutics, Inc.
3014 W. Palmira Avenue
Suite 302
Tampa, FL 33629

        Re: Inhibitor Therapeutics, Inc.
            Form 10-K for the Year Ended December 31, 2024
            Filed March 28, 2025
            File No. 001-13467
Dear James A. McNulty:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K
Item 1. Description of Business, page 3

1. We note your disclosure on page 3 that, on December 12, 2023, you entered into an
       Exclusive License Agreement with Johns Hopkins University. In future filings, please provide further details about the material terms of this agreement including, but not limited to, the aggregate amount that could be owed to Johns Hopkins University pursuant to the agreement, the aggregate milestone amounts to be paid, and the royalty range and term, as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 or Chris Edwards at 202-551-6761 if
you have questions regarding the comment.
 July 17, 2025
Page 2



                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences